April 2, 2012

VIA ELECTRONIC TRANSMISSION

Tia L. Jenkins

Senior Assistant Chief Accountant

Office of Beverages, Apparel and Mining

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Henry Schein, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2011
Filed February 15, 2012
File No. 000-27078

Dear Ms. Jenkins:

Reference is made to the comment of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Form 10-K for the Fiscal Year Ended December 31, 2011 filed with the Commission on February 15, 2012 by Henry Schein, Inc. (the “Company”), in your letter dated March 13, 2012 (the “Comment Letter”).

I am writing to respond, on behalf of the Company, to the comment contained in the Comment Letter. For your convenience, your comment is set forth in this letter, followed by the Company’s response. References in the response below in this letter to “we”, “our”, “us” or similar phrases refer to the Company.

Form 10-K for Fiscal Year Ended December 31, 2011

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 1 – Significant Accounting Policies

Revenue Recognition, page 60

1. It appears from your disclosure on page 66 you adopted the provisions of ASU 2009-13 in December 2010 as it relates to revenue recognition for multiple element arrangements. Please tell us how you have applied the guidance at FASB ASC 605-25-30-2 in determining your accounting policy for the revenue recognition for multiple-element arrangements. Please provide us with and confirm in future Exchange Act filings you will include, disclosures required by FASB ASC 605-25-50-2.

As disclosed on page 66 of our Form 10-K, we have adopted the provisions of ASU 2009-13 as of December 26, 2010. Below is a revised excerpt of the disclosures we plan to file in our Form 10-K as of December 29, 2012. Please note the deferred revenue related to multiple element arrangements is not material to our consolidated financial statements. However, we have modified and added disclosures to the fifth paragraph below that we believe are relevant to our business and describe the significant aspects of our application of this guidance.

Revenue Recognition

We generate revenue from the sale of dental, medical and animal health consumable products, as well as equipment, software products and services and other sources. Provisions for discounts, rebates to customers, customer returns and other contra-revenue adjustments are recorded based upon historical data and estimates and are provided for in the period in which the related sales are recognized.

Revenue derived from the sale of consumable products is recognized when products are shipped to customers. Such sales typically entail high-volume, low-dollar orders shipped using third-party common carriers. We believe that the shipment date is the most appropriate point in time indicating the completion of the earnings process because we have no post-shipment obligations, the product price is fixed and determinable, collection of the resulting receivable is reasonably assured and product returns are reasonably estimable.

Revenue derived from the sale of equipment is recognized when products are delivered to customers. Such sales typically entail scheduled deliveries of large equipment primarily by equipment service technicians. Some equipment sales require minimal installation, which is typically completed at the time of delivery.

Revenue derived from the sale of software products is recognized when products are shipped to customers. Such software is generally installed by customers and does not require extensive training due to the nature of its design. Revenue derived from post-contract customer support for software, including annual support and/or training, is recognized over the period in which the services are provided.

Revenue derived from multiple element arrangements, and the related deferral of such revenue (which is insignificant to our financial statements), is recognized as follows. When we sell software products together with related services (i.e., training and technical support) we allocate revenue to the delivered elements using the residual method, based upon vendor-specific objective evidence (“VSOE”) of the fair value of the undelivered elements, or defer it until such time as vendor-specific evidence of fair value is obtained. Multiple element arrangements that include elements that are not considered software consist primarily of equipment and the related installation service. Effective December 26, 2010 we allocate revenue for such arrangements based on the relative selling prices of the elements applying the following hierarchy: first VSOE, then third-party evidence (“TPE”) of selling price if VSOE is not available, and finally our estimate of the selling price if neither VSOE nor TPE is available. VSOE exists when we sell the deliverables separately and represents the actual price charged by us for each deliverable. Estimated selling price reflects our best estimate of what the selling prices of each deliverable would be if it were sold regularly on a standalone basis taking into consideration the cost structure of our business, technical skill required, customer location and other market conditions. Each element that has standalone value is accounted for as a separate unit of accounting. Revenue allocated to each unit of accounting is recognized when the service is provided or the product is delivered.

Revenue derived from other sources including freight charges, equipment repairs and financial services, is recognized when the related product revenue is recognized or when the services are provided.

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Finally, we acknowledge our understanding that:

•	Henry Schein, Inc. is responsible for the adequacy and accuracy of its disclosures in its filings;

•	SEC staff comments or changes to disclosure in response to SEC staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Henry Schein, Inc. may not assert SEC staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments regarding this response, please contact me at 631.843.5915.

Sincerely,

/s/ Steven Paladino

Steven Paladino

Executive Vice President and

Chief Financial Officer

cc:	Michael S. Ettinger (Senior Vice President and General Counsel, Henry Schein, Inc.)

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